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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 046982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hamilton Cavanaugh & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. Broadway
                                      (No. and Street)

White Plains	NY	10603-2408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsay Hamilton   (941) 761-6110
                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
                         (Name -- if individual, state last, first, middle name)

2571 Bagylos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, ___Lindsay Hamilton___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hamilton Cavanaugh & Associates, Inc.___, as of ___December 31___, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

General Counsel | Chief Compliance Officer
Title

___Notary Public___

MOHAMED Z KHAN
Notary Public - State of New York
NO. 01KH6158194
Qualified in Bronx County
My Commission Expires Dec 18, 2022

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2019

(with Report of Registered Independent Public Accounting Firm)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Hamilton Cavanaugh & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Cavanaugh & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Hamilton Cavanaugh & Associates, Inc.'s auditor since 2014.

Bethlehem, Pennsylvania

February 27, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	255,136
Receivable from broker-dealers and plan sponsors		28,262
Receivable from affiliate		5,629
Property and equipment, less accumulated depreciation		81,561
Right-of-use asset		28,085
Other assets		22,890
TOTAL ASSETS	$	421,563

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Notes payable	$	74,879
Lease Liability		28,085
Accounts payable and accrued expenses		37,480
TOTAL LIABILITIES		140,444

STOCKHOLDER'S EQUITY

Common stock, no par value	
200 shares authorized,	
Issued and outstanding	16,000
Additional paid-in capital	150,000
Retained earnings	115,119
TOTAL STOCKHOLDER'S EQUITY	281,119
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 421,563

The accompanying notes are an integral part of this statement.

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Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2015 through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company follows ASC Topic 606, "Revenue from Contracts with Customers." Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

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The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Significant Judgements

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company generates two types of commission revenues, front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness and education to its clients. Front-end sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been satisfied. Commission revenue includes mutual fund, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed.

NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2019:

Equipment	$	471,826
Fixtures		120,886
Autos		262,957
Subtotal		855,669
Accumulated depreciation		(774,108)
Property and equipment, less accumulated depreciation	$	81,561

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 3: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2019, the Company had an uninsured balance of $5,136 at a financial institution.

NOTE 4: CONCENTRATION OF CUSTOMER REVENUES AND RECEIVABLES

For the year ended December 31, 2019, three customers accounted for 75% of the Company's accounts receivable. Two customers accounted for 70% of the Company's revenue.

NOTE 5: NOTES PAYABLE

As of December 31, 2019:

Great America Financial services, collateralized by equipment, due in monthly payments of $1,188, including interest at 10.50%, through October 2022	$	33,904
Current maturities		(11,216)
Long-term notes payable	$	22,688

Principal payments on notes payable are due as follows, for years ended December 31:

2020	11,216
2021	12,454
2022	10,234
	$ 33,904

As of December 31, 2019:

Bank of America, collateralized by equipment, due in monthly payments of $1,464, including interest at 4.99%, through June 2022	$	40,975
Current maturities		(15,933)
Long-term notes payable	$	25,042

Principal payments on notes payable are due as follows, for years ended December 31:

2020	15,933
2021	16,752
2022	8,290
	$ 40,975

NOTE 6: COMMITMENTS AND CONTINGENCIES

Lease expense for certain office equipment for the year ended December 31, 2019 was $12,829 and is included in occupancy and equipment expense.

NOTE 7: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2019 are as follows:

Pursuant to an Expense Sharing Agreement the Company received $206,603 from Aspire Advisors, Inc. ("Aspire"), a related company, for certain services provided to the related company. Company policy is to record the receipts as a reduction of expense. The expense reductions received from Aspire for the year ended December 31, 2019 were:

Compensation and benefits	$	67,486
Insurance		35,576
Occupancy and equipment		71,152
Other expenses		32,389
Expense Sharing Agreement receipts	$	206,603

As of December 31, 2019, the Company has a receivable balance of $5,629 due from Aspire.

The Company paid $120,000 to Hamilton Cavanaugh, LLC, a related company, for office space utilized by the Company. The Company's share, net of the Expense Sharing Agreement with Aspire is $48,848.

The Company paid $6,450 to Hamilton Cavanaugh, Inc., a related company, for an auto utilized by the Company.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2019 the Company had net capital of $156,831 which was $149,341 above its required net capital of $7,491. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 9: LEASES

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows.

The Company has obligations under two operating leases with initial non-cancelable terms in excess of one year covering office equipment. These leases are included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current leases expire in 2022 and include the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5.5% over the remaining lease terms of 2.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Aggregate annual payments under this lease agreement at December 31, 2019 are approximately as listed in the table below:

Year Ending December 31,

2020	$	12,842
2021		12,842
2022		6,101
		31,785
Present value of lease payments	$	28,085

NOTE 10: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 27, 2020, the date of the filing of this report. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2019.

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